VLUE LOGISTIC, LLC

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Vlue Logistic LLC
Miami, Florida

We have reviewed the accompanying financial statements of Vlue Logistic LLC (the "Company,"), which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of operations, statements of members' equity, and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

November 29, 2024
Los Angeles, California

VLUE LOGISTIC, LLC
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	66,207	$	112,359
Total Current Assets		**66,207**		**112,359**
Intangible Assets		33,528		-
Property and Equipment, net		15,329		25,549
Total Assets	$	**115,064**	$	**137,908**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit Cards	$	19,827	$	12,758
Total Current Liabilities		**19,827**		**12,758**
Total Liabilities		**19,827**		**12,758**
MEMBERS' EQUITY				
Members' Equity		95,237		125,150
Total Members' Equity		**95,237**		**125,150**
Total Liabilities and Members' Equity	$	**115,064**	$	**137,908**

See accompanying notes to financial statements.

VLUE LOGISTIC, LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Revenue	-	-
Gross Profit/ (Loss)	**-**	**-**
Operating Expenses		
General and Administrative	76,973	69,134
Research and Development	46,092	19,371
Sales and Marketing	12,580	33,080
Total Operating Expenses	**135,645**	**121,585**
Net Operating Income/(Loss)	**(135,645)**	**(121,585)**
Interest Expense	-	-
Other Loss/(Income)	(6,419)	(4,314)
Income/(Loss) Before Provision for Income Taxes	**(129,226)**	**(117,271)**
Provision/(Benefit) for Income Taxes	-	-
Net Income/(Net Loss)	**$ (129,226)**	**$ (117,271)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2021	**$ 452,499**
Capital Contribution	73,237
Members' Draw	(283,315)
Net income/(loss)	(117,271)
Balance—December 31, 2022	**$ 125,150**
Capital Contribution	307,697
Members' Draw	(208,384)
Net income/(loss)	(129,226)
Balance—December 31, 2023	**$ 95,237**

See accompanying notes to financial statements.

VLUE LOGISTIC, LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (129,226)	$ (117,271)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property and Equipment	10,220	5,110
Changes in operating assets and liabilities:		
Credit Cards	7,069	(25,915)
Net Cash Used In Operating Activities	**(111,937)**	**(138,076)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	(30,659)
Purchases of Intangible Assets	(33,528)	-
Net Cash Used in Investing Activities	**(33,528)**	**(30,659)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	307,697	73,237
Capital Distribution	(208,384)	(283,315)
Net Cash Used in/Provided by Financing Activities	**99,313**	**(210,078)**
Change in cash	(46,152)	(378,813)
Cash—beginning of year	112,359	491,172
Cash—end of year	**$ 66,207**	**$ 112,359**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATION

Vlue Logistic LLC was formed on May 22, 2019 in the state of Florida. The financial statements of Vlue Logistic LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

Vlue Inc. is a ride-sharing platform redefining urban transportation with a focus on accessibility, transparency, and fairness. Committed to honesty, Vlue offers predictable, surcharge-free pricing and empowers drivers with a flat-fee structure to maximize their independence and earnings. By combining advanced technology with a modern fleet, Vlue ensures safe, comfortable, and equitable journeys for all.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 and 2022, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment and tools	3 years

Intangibles

Intangible assets with finite lives, such as software development costs, which are amortized on a straight-line basis over their estimated useful lives.

The Company incurs internal use software development costs. Accordingly, the Company expenses all costs that relate to the planning and post implementation phases. Additionally, the Company markets certain of its software applications to new and existing customers. These costs are capitalized upon reaching technological feasibility with all costs incurred prior to this stage being expensed as incurred. Enhancements that improve the functionality of existing market ready applications are also capitalized. Marketed software costs are amortized over their useful life not exceeding three to five year.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $12,580 and $33,080, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 29, 2024, which is the date the financial statements were available to be issued.

3.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Equipment and tools	$ 30,659	$ 30,659
Property and Equipment, at cost	**30,659**	**30,659**
Accumulated Depreciation	(15,330)	(5,110)
Property and Equipment, net	**$ 15,329**	**$ 25,549**

Depreciation expense for the years ended December 31, 2023 and 2022 was $10,220 and $5,110, respectively.

4.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2023	2022	2021
Application Development Costs	$ 33,528	-	$ -
Intangible assets, at cost	**33,528**	**-**	**-**
Accumulated Amortization	-	-	-
Intangible assets, Net	**$ 33,528**	**$ -**	**$ -**

The Company is currently in the development stage of Application and amortization will begin once the Application is ready for use by the customers. The future amortization cannot be determined at this time since the total further costs to be incurred on development are not certain and the completion date of development cannot be estimated.

5.   DEBT

The Company has no debt outstanding on December 31, 2023.

6.   EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2023

Member's name	Ownership percentage
VLUE HOLDING LLC	100.0%
TOTAL	**100.0%**

Vlue Holding, LLC is authorized member and manager of the Company.

7.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2023.

9.   SUBSEQUENT EVENTS

The Company plans to raise funds through a crowdfunding platform by offering Simple Agreements for Future Equity (SAFEs) to potential investors.

10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $135,645, an operating cash flow loss of $111,937 and liquid assets in cash of $66,207, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.